Wilshire Associates Code of Ethics

Wilshire Associates Incorporated
Code of Ethics
September 2018

GENERAL PRINCIPLES

The Code of Ethics (the “Code”) for Wilshire Associates Incorporated (“Wilshire” or the “Firm”) has been adopted in compliance with the requirements of the Investment Advisers Act Rule 204A-1 and Investment Company Act Rule 17j-1. The principles emphasize Wilshire’s overarching fiduciary duty to our investment management and consulting clients and the obligation of the Firm’s personnel to uphold that fundamental duty. Wilshire “Personnel” (including employees, directors and relevant agents) may have additional responsibilities as outlined in Wilshire’s Compliance Manual (the “Manual”). The Code includes securities-related conduct and focuses principally on personal securities transactions, insider trading, and securities reporting requirements.

The general principles include:

1.	The duty at all times to place the interests of clients first;

2.	The requirement that all personal securities transactions be conducted in such a manner as to be consistent with the Code and to avoid any actual or potential conflict of interest or any abuse of Personnel’s position of trust and responsibility;

3.	The principle that investment adviser personnel should not take inappropriate advantage of their positions;

4.	The principle that information concerning the identity of security holdings and financial circumstances of clients is confidential; and

5.	The principle that independence in the investment decision-making process is paramount.

In addition, Wilshire places great importance on the Firm’s reputation, as well as principles of honesty, integrity, and professionalism. Failure to comply with Wilshire’s Code may result in disciplinary action, up to and including termination of employment.

The Code is not exhaustive; it provides guidance for all Personnel to carry out their responsibilities on behalf of Wilshire and observe the highest standards of ethical conduct. Because the Code does not address every possible situation, it is important that all Personnel exercise good judgment, apply ethical principles and raise questions when in doubt. It is possible to adhere to the technical requirements of the Code, while still violating the spirit. For example, an access person may not engage in a series of trades, each of which meet the de minimis guidelines, but in aggregate can be deemed to constitute a single transaction intended to circumvent the pre-clearance requirement. In addition, pre-clearance cannot negate an access person’s affirmative duty to not trade based on information obtained through employment at Wilshire. Such activity should be avoided.

Wilshire Associates Code of Ethics

SCOPE OF THE CODE

A.	Persons Covered by the Code. Wilshire has designated two categories of persons covered by the Code. Rule 204A-1 requires the Code to cover an adviser’s “supervised persons.” A subset of supervised persons known as “access persons” are required to comply with specific reporting requirements under both Rule 204A-1 and Rule 17j-1.

1.	Supervised Person includes:

a.	Directors and officers of Wilshire (or other persons occupying a similar status or performing similar functions);

b.	Employees of Wilshire; and

c.	Any other person who acts as an agent on behalf of Wilshire and is subject to Wilshire’s supervision and control (including temporary workers; consultants; certain employees of affiliates; or particular persons designated by the Chief Compliance Officer).

2.	Access Person includes:

a.	All members of Wilshire’s Board of Directors;

b.	Any supervised person who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any reportable fund; or

c.	Any supervised person who is involved in making securities recommendations to clients or has access to such recommendations that are nonpublic.

3.	Access Person for Mutual Funds includes:

a.	Directors, officers and trustees of the Investment Companies; and

b.	“Advisory persons” –employees and certain control persons (and their employees) who make, participate in, or obtain information regarding fund securities transactions or whose functions relate to the making of recommendations with respect to Investment Company transactions.

c.	Exempt from this definition are Directors of Wilshire’s advised Investment Companies who are not employees of Wilshire or the Investment Companies, within the meaning of the Investment Company Act, and who do not have access to confidential information regarding client security transactions or recommendations (“Independent Fund Directors”).

B.	Securities Covered by the Code. Covered Security means any stock, bond, future, investment contract or any other instrument that is considered a “security” under the Investment Advisers Act. The term “Covered Security” is very broad and includes items you might not ordinarily think of as “securities,” such as:

Wilshire Associates Code of Ethics

1.	Options on securities, on indexes, and on currencies;

2.	All kinds of limited partnerships;

3.	Foreign unit trusts and foreign mutual funds; and

4.	Private investment funds, hedge funds and investment clubs.

Covered Security does not include:

1.	Direct obligations of the U.S. government (e.g., treasury securities);

2.	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt obligations, including repurchase agreements;

3.	Shares issued by money market funds;

4.	Shares of open-end mutual funds that are not advised or sub-advised by Wilshire (or certain affiliates, where applicable); and

5.	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are advised or sub-advised by Wilshire (or certain affiliates, where applicable).

STANDARDS OF BUSINESS CONDUCT

A.	Compliance with Laws and Regulations. All supervised persons must respect and obey all of the laws, rules and regulations applicable to our business, including those applicable to, without limitation, investment advisers, investment companies, securities transactions and other federal and state laws. The Manual is designed specifically to meet applicable laws, rules and regulations and all supervised persons are required to be familiar and comply with the requirements in that manual. Likewise, all supervised persons are responsible for being familiar and complying with the procedures applicable to their business unit. Although you are not expected to know the details of each law governing our business, you are expected to be familiar with and comply with the company-wide policies and procedures and those that apply to your business unit. When in doubt, seek advice from supervisors, managers or other appropriate personnel as outlined in the Code.

1.	Supervised persons are not permitted, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by an Investment Company, as defined by the Investment Company Act, to which Wilshire is an investment adviser:

a.	To engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon such client;

b.	To mislead clients, including by making a statement that omits material facts;

c.	To engage in any manipulative practice with respect to a client; or

Wilshire Associates Code of Ethics

d.	To engage in any manipulative practice with respect to securities, including price manipulation.

B.	Personal Securities Transactions. All access persons, in their personal securities transactions, are subject to Wilshire’s Personal Trading Policies, as defined in the Manual and detailed in this Code.

C.	Designated Broker Program. To facilitate implementation of Wilshire’s Code, all employees are required to maintain Securities Accounts with a brokerage firm approved by Wilshire and which provides data feeds to Schwab CT. A list of Wilshire approved Designated Brokerages can be found in Schwab CT under Forms. Wilshire also has special arrangements with Charles Schwab & Co., Inc. (“Schwab”), TD Ameritrade (“TD Ameritrade”) and Fidelity Investments (“Fidelity”) which may be beneficial to its employees. For more information contact Compliance or visit the designated sites:

●	Schwab:	www.schwab.com/803268
●	TD Ameritrade:	http://www.tdameritrade.com/dbs/wilshire.html
●	Fidelity:	www.fidelity.com/non-finra-firms

Accounts for the above listed brokerage firms should be opened through the relevant Wilshire links or as otherwise instructed by Compliance. Additional paperwork may be required to provide Compliance access to your accounts. Please inform Compliance once your account has been opened.

A “Securities Account” is an account in which reportable securities can be held for the direct or indirect benefit of the Personnel or an “Applicable Related Party”. An “Applicable Related Party” is the Personnel’s spouse, domestic partner, and any minor children. In addition, there is a rebuttable presumption that any other relative or dependents living with the Personnel are also an Applicable Related Party. Reportable securities include all securities, except: (i) Transactions and holdings in direct obligations of the government of the United States; (ii) Money market instruments — bankers' acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments; (iii) Shares of money market funds; (iv) Transactions and holdings in shares of open-end mutual funds, unless the adviser or a control affiliate acts as the investment adviser or principal underwriter for the fund (The Wilshire Mutual Funds); and (v) Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds. You are required to report shares of mutual funds advised by Wilshire or Wilshire’s affiliates.

Personnel with Securities Account(s) not approved by Wilshire are required to either transfer their account to an approved firm within two weeks of their hire date or to request an exception in writing from Compliance by submitting a Designated Brokerage Account Exception through Schwab CT. Exceptions are rare and will be provided exclusively at the discretion of Compliance. If provided with an exception it is your responsibility to ensure Compliance is provided with the relevant information to ensure your compliance with the Code in any manner as reasonably requested from Compliance.

Wilshire Associates Code of Ethics

Annually, all Personnel will be required to certify in writing that they are aware of Wilshire’s policies and procedures regarding personal securities accounts and have complied with these policies and procedures during the preceding year.

D.	IPOs and Private Offerings. In addition, access persons are required to pre-clear participation in all initial public offerings (“IPOs”) and private offerings. Prior approval should take into account, among other factors, whether the opportunity is being offered to an individual by virtue of his or her position with the adviser. The Chief Compliance Officer, or his/her designee, shall review all such requests and render a decision to approve or decline the request. Documentation of any approvals and the reason supporting the approvals will be maintained in the Compliance Department files.

E.	Insider Trading. In the normal course of business, Wilshire Personnel may come into possession of material nonpublic information about various companies. It is illegal under various securities laws to trade in a security while in possession of material non-public information ("Insider Trading"), to share material non-public information with another person ("Tipping") or to assist anyone to engage in such behavior. Insider Trading and Tipping are subject to both criminal and civil prosecution and could result in criminal and or civil prosecution of Wilshire as well as the Personnel involved. All supervised persons are prohibited from Insider Trading and from Tipping.

1.	Material Non-Public Information.

Whether a particular item of information is material may depend on how specific it is, the extent to which it differs from public information, and its reliability in light of its source, its nature, and the circumstances under which it was received. When information relates to a possible future event, materiality is determined by balancing the probability of occurrence of the event and the anticipated magnitude of the event in light of the totality of the activity of the company affected. Whether information is material is difficult to evaluate in the abstract and is generally assessed on the basis of hindsight. Generally, information is "material" if it would be likely to affect the Company's stock price, or if it would be relevant to a reasonable investor in making a decision about whether to buy, hold or sell a security. Either positive or negative information may be material. Assuming that it is not publicly known, examples of material inside information could be:

a.	Financial results and other earnings information;

b.	Financial forecasts and plans;

c.	Possible acquisitions, dispositions, joint ventures and other major transactions;

d.	Major personnel or management changes;

e.	Information that would have an impact on earnings (such as unanticipated write-downs or gains and operating losses or gains including underfunded pensions);

Wilshire Associates Code of Ethics

f.	The gain or loss of a significant customer or supplier;

g.	A major lawsuit or governmental investigation;

h.	Development of a significant new product or process;

i.	Significant labor disputes;

j.	A change in auditor, substantial changes in accounting methodologies or auditor notification that an issuer may no longer rely on an audit report;

k.	A new issuance of stock or debt or other significant financing developments (e.g. defaults, repurchase plans, stock splits); and

l.	A possible change in control.

Material information about a security should be considered to be non-public unless there is a certainty that it is publicly available, for example the information has been disclosed in the press, in a public filing made with the U.S. Securities and Exchange Commission (the "SEC") (such as a report filed on Form 10-K, Form 10-Q or Form 8-K) or in materials sent to shareholders (such as an annual report, investor letter, prospectus or proxy statement).

All non-public information relating to this Firm's activities, including investment analyses, investment recommendations, and proposed and actual trades for the Firm or our clients, is proprietary to the Firm, must be kept confidential and should be treated as material, nonpublic information—that is, you must not trade on it for your own account and you must not disclose it to anyone inside or outside the Firm who does not need the information in the course of our business.

2.	Transactions.

All Personnel of the Firm are prohibited from trading, for themselves, the Firm or any client, in any security while in possession of material, nonpublic information. Limited exceptions to this policy may exist (depending on the circumstances). However, any and all transactions that would be exceptions must be cleared in advance by the Chief Compliance Officer in accordance with the pre-clearance procedure detailed below.

If at any time you believe that you may have come into possession of material, nonpublic information, or if you believe the Firm's activities may have created material, nonpublic information, the following procedures must be followed:

a.	Immediately cease all trading in securities of the company that is the subject of the material, nonpublic information, including trading on behalf of the Firm and its clients, and trading in any accounts in which you have any interest or over which you have discretion.

b.	Immediately cease recommending any transaction in any of the securities of the subject company to anyone, including clients of the Firm and your business associates, friends or relatives. This prohibition includes making any comment about the Firm that could in any way be interpreted as a recommendation. Do not solicit clients or potential clients to buy or sell the securities.

Wilshire Associates Code of Ethics

c.	Immediately inform the Chief Compliance Officer of all details of the situation, so that appropriate security procedures can be implemented firm wide. Do not discuss the material nonpublic information with anyone except as required by these policies, and especially avoid referring to the information in hallways, elevators, restaurants, taxis or any other place where you may be overheard.

F.	Political Contributions (For U.S. Citizens). Employees may participate in the political process and may make personal political contributions, as long as their political activities are conducted in accordance with the law and Wilshire policy, as detailed in the Compliance Manual, Section IX, Undue Influence and Anti-Corruption.

G.	Conflicts of Interest. Wilshire seeks to mitigate conflicts of interest through appropriate controls, transparency and oversight. Wilshire generally manages conflicts of interest through disclosure and/or acknowledgement, and through the imposition of Ethical Walls within the Wilshire organization. For more complete details, please see our “Conflicts of Interest” policies and procedures (Appendix II).

H.	Confidentiality. All confidentiality provisions start with the basic premise that information concerning the identity of security holdings and financial circumstances of clients is confidential.

1.	Wilshire’s Duties. Wilshire keeps all information about clients (including former clients) in accordance with the policy detailed in the Compliance Manual, Section II., Company Property, Proprietary Information and Confidentiality.

2.	Supervised Persons’ Duties. Supervised persons are prohibited from disclosing to persons outside the Firm any material nonpublic information about any client, the securities investments made by the Firm on behalf of a client, information about contemplated securities transactions, or information regarding the Firm’s trading strategies, except as required to effectuate securities transactions on behalf of a client or for other legitimate business purposes (including adherence to Investment Company policies).

3.	Internal Walls. Access persons are prohibited from disclosing nonpublic information concerning clients or securities transactions and holdings to non-access persons within the Firm, except for legitimate business purposes (including adherence to Investment Company policies).

COMPLIANCE PROCEDURES AND RECORDKEEPING

Wilshire utilizes Schwab Compliance Technologies (“SchwabCT”), a third-party system, to report and maintain records required to be kept for the Code, as set forth below.

Wilshire Associates Code of Ethics

A.	Affirmation of Compliance.

1.	Initial Affirmation. Wilshire is required to provide all supervised persons with a copy of the Code. All supervised persons shall affirm that they have: (a) received a copy of the Code; (b) read and understand all provisions of the Code; and (c) agreed to comply with the terms of the Code. The most current copy of the Code is maintained for employee access in SchwabCT.

2.	Acknowledgement of Amendments. Wilshire shall provide supervised persons with any amendments to the Code and supervised persons shall be required to affirm on SchwabCT that they have received, read and understood the amendments to the Code.

3.	Annual Affirmation. All supervised persons shall annually affirm that they have read, understood, and complied with the Code. In addition, the affirmation shall include a representation that the supervised person has made all of the reports required by the Code and has not engaged in any prohibited conduct. Conversely, if any Personnel are unable to make such a representation, they are required to self-report any violations.

B.	Personal Securities Transaction Procedures and Reporting.

1.	Monitoring of Personal Securities Transactions. The Compliance Department is responsible for reviewing personal securities transactions and holdings reports of all access persons.

2.	Restricted Companies List. To assist in implementing the Personal Trading Policies and Wilshire’s Code, Compliance shall maintain and publish a Restricted Companies List (“RCL”) of securities in which Personnel are prohibited from trading. Each division shall monthly provide Compliance with the names of publicly traded companies for which Personnel may come into contact with material non-public information or for which Wilshire may believe it is prudent to restrict trading for other reasons (e.g. publicly traded companies that are clients of the Firm’s Funds Management, Consulting, or Private Markets business units (excluding Wilshire Compass clients), public companies for which Personnel may obtain research reports that contain non-public information, or publicly traded companies for which Wilshire could be in possession of material non-public information for any other reason). Business unit heads, or their designees, in consultation with Compliance will determine whether or not to include such companies on the RCL and companies should be removed from the RCL once there is no further risk of obtaining material non-public information.

If a company is listed on the RCL, then trading in securities of that company is restricted for access persons. A security of a company means a security as defined in section 202(a)(18) of the Investment Company Act of 1940, and generally includes any stock, note, bond, or debenture of a company as well as any option contract on that company. No relevant Personnel shall execute a transaction in any security of a company on the RCL until either a) the company has been removed from the RCL; b) the transaction has been pre-approved by the Chief Compliance Officer or his designee in advance; or c) the trade is considered to be de minimis in nature. For the purposes of this Code, a de minimis trade is any trade, or aggregation of trades in a rolling 30 day period, that is valued at less than $2,000. For options trades, the de minimis amount applies to the notional value of the option (i.e., the value of the underlying security, where Contract Size * Underlying Price = Notional Value). It is the Personnel’s obligation to review the RCL prior to placing any trades to ensure compliance with this policy. The RCL is maintained in SchwabCT for easy reference by all personnel.

Wilshire Associates Code of Ethics

3.	Pre-Clearance Procedures. Prior to acquiring securities in an IPO or prior to an investment in a private placement, or prior to placing any transaction (that does not qualify for a de minimis exemption) in any security of a company on the RCL, access persons are required to obtain pre-clearance from Compliance. Should you participate in any add-on investments of the issuer or make an investment in the issuer for an advised account, you are required to disclose your investment to the Compliance Department. Pre-clearance may be made using SchwabCT.

a.	Approval for IPOs may not be available to Personnel of registered broker-dealers due to certain laws and regulations (e.g., FINRA rules in the U.S.).

b.	If you have any questions as to whether a particular offering constitutes an IPO, consult Compliance before submitting an indication of interest to purchase the security.

4.	Reporting Requirements.

a.	Holdings Reports. All access persons are required to submit to the Compliance Department a report of all holdings in covered securities within 10 days of becoming an access person and thereafter on an annual basis. The holdings report must include: (i) the title and exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable) of each covered security in which the access person has any direct or indirect beneficial ownership; (ii) the name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person’s direct or indirect benefit; and (iii) the date the report is submitted. Information in the holding report must be current as of a date no more than 45 days prior to the date the person became an access person or the date the report was submitted, as applicable.

b.	Quarterly Transaction Reports. All access persons are required to submit to the Compliance Department transaction reports no later than 30 days after the end of each calendar quarter covering all transactions in covered securities during the quarter. The transaction reports must include information about each transaction involving a covered security in which the access person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership. The reports must include: (i) the date of the transaction, the title and exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount (if applicable) of each covered security involved; (ii) the nature of the transaction (e.g., purchase, sale); (iii) the price of the security at which the transaction was effected; (iv) the name of the broker, dealer, or bank with or through which the transaction was effected; and (v) the date the report is submitted.

Wilshire Associates Code of Ethics

c.	Brokerage Account Reports. Access persons shall disclose promptly following hire the following information about any account containing securities held for the direct or indirect benefit of the access person: (i) the name of the broker, dealer or bank with whom the access person established the account; (ii) the date the account was established; and (iii) the date the report is submitted. Access persons shall disclose the same information about any account opened during the quarter that contains securities held for the direct or indirect benefit of the access person. New accounts should be reported promptly using SchwabCT. Additional policies and procedures regarding Brokerage Accounts are found in the Manual.

d.	Independent Fund Directors need only to report a transaction in a security if such director, at the time of the transaction knew, or, in the ordinary course of fulfilling his official duties as a director, should have known that, during the 15-day period immediately preceding or after the date of the transaction by the director, such security is or was purchased or sold by the Investment Company or is or was being considered for purchase or sale by the Investment Company or its investment adviser. Such reports will include the information described in sub-section b above.

ADMINISTRATION AND ENFORCEMENT OF THE CODE

A.	Form ADV Disclosure. Wilshire shall include in Form ADV, Part 2A a description of the Firm’s Code along with a statement that Wilshire will provide a copy of the Code to any client or prospective client upon request. In addition, Wilshire shall review and update the Firm’s Part 2A disclosure in connection with making amendments to the Code.

B.	Training and Education. The Chief Compliance Officer, or his/her designee, will be responsible for training and educating supervised persons regarding the Code. Training will occur periodically and all supervised persons shall be required to attend any training sessions or read any applicable materials.

Remedial training may be provided on an as-needed basis for personnel that have violated any provision of the Code, as may be determined by the CCO or his designee.

C.	Annual Review. The Chief Compliance Officer shall review at least annually the adequacy of the Code and the effectiveness of its implementation.

D.	Board Approval. Wilshire shall have the Code approved by the board of directors of any mutual funds it advises or sub-advises. The boards shall also approve any material amendments to the Code.

E.	Report to Board. The Chief Compliance Officer shall provide an annual written report to the board of the directors of Wilshire and of the funds it advises or sub-advises that describes any issues arising under the Code since the last report, including information about material violations of the Code and sanctions imposed in response to such violations. The report will include a discussion of whether any waivers that might be considered important by the board were granted during the period. The report will also certify that the adviser has adopted procedures reasonably necessary to prevent access persons from violating the Code.

Wilshire Associates Code of Ethics

F.	Reporting Violations. All supervised persons are required to report violations of the Firm’s Code promptly to the Chief Compliance Officer or his designee.

1.	Confidentiality. Such reports shall be treated confidentially to the extent permitted by law and investigated promptly and appropriately.

2.	Alternate Designee. General Counsel is designated as the alternate person to whom Personnel may report violations in case the Chief Compliance Officer is involved in the violation or is unreachable. If unreachable, the Chief Compliance Officer shall be copied on any report submitted to the General Counsel.

3.	Types of Reporting. Examples of the types of reporting required, include, but are not limited to: noncompliance with applicable laws, rules, and regulations; noncompliance with the Code; fraud or illegal acts involving any aspect of the Firm’s business; material misstatements in regulatory filings, internal books and records, clients records or reports; activity that is harmful to clients, including fund shareholders; and deviations from required controls and procedures that safeguard clients and the Firm.

G.	Sanctions. Any violation of the Code may result in disciplinary action deemed appropriate, including but not limited to a warning, fines, disgorgement, suspension, demotion or termination of employment. In addition to sanctions, violations may result in referral to civil or criminal authorities where appropriate.

1.	Any Personnel who violates the provisions of the Code three times within a rolling two year period is subject to termination. Violations include all violations of the Code, including, but not limited to, the pre-clearance and trading procedures, and the reporting requirements.

H.	Recordkeeping. Wilshire shall maintain the following records in a readily accessible place:

1.	A copy of each Code that has been in effect at any time during the past five years;

2.	A record of any violation of the Code and any action taken as a result of such violation for five years from the end of the fiscal year in which the violation occurred;

3.	A record of all written acknowledgements of receipt of the Code and amendments for each person who is currently, or within the past five years was, a supervised person;

4.	Holdings and transactions reports made pursuant to the Code;

5.	A list of the names of persons who are currently, or within the past five years were, access persons; and

Wilshire Associates Code of Ethics

6.	A record of any decision, and the support for the decision, to approve the acquisition of any securities by access persons requiring pre-approval under the Code for at least five years after the end of the fiscal year in which the approval is granted.

I.	Further Information Regarding the Code. Supervised persons may obtain additional information about the Code or any other ethics-related questions by contacting any member of Wilshire’s Compliance Department.

Wilshire Associates Code of Ethics

POLICY UPDATES:

Amended: January 2011
Amended: June 2014
Amended: September 2016
Amended: June 2018
Amended: September 2018